Offering Statement for
Good Tenants Services, Inc.
("Good Tenants Services," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Good Tenants Services, Inc.

   1276 N Harbor Blvd
   Suite B
   Santa Ana, CA 92703

Eligibility

2. **The following are true for Good Tenants Services, Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jessie Hunter

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2009	Present	Self Employed	independent Real Estate Broker.
04/23/2025	Present	CEO and Founder	Good Tenants Services, Inc.

   Jessie Hunter is the founder and CEO of Good Tenants Services, Inc. also known as GoodTenants.com, a visionary PropTech platform transforming the way tenants, landlords, and real estate professionals connect.

He has an exemplary background that includes: • Enlisted in the United States Marine Corps reaching the rank of Staff Sargent • Crew chief in the Presidential Helicopter Squadron – HMX-1 at Marine Air Station Quantico • Bachelor's degree in Aeronautical and Astronautical Engineering at the University of Washington in Seattle • USMC Officer reaching the rank of Captain. • Naval Aviator Flight School Pensacola, FL • Master's Degree Strategic Management Pepperdine University – Malibu, CA For the past 16 years he has been a licensed real estate broker in California and 5 years in Georgia, specializing in residential leasing, tenant screening, and property management—particularly across the single-family rental market. Having grown up in rental homes himself, Jessie understands the emotional and financial complexities of the rental experience. That personal history fuels his mission to create a more transparent, fair, and efficient rental system for all parties involved. For the past 10 years, Jessie has personally bootstrap financed the development of GoodTenants.com, the Prescreened Tenants and Home Finder Services concept. He is currently leading the company through its Reg CF crowdfunding campaign. Under his leadership, the company is positioned to become the "LinkedIn for Tenants" and the "Zillow of Lease-Ready Tenants", helping landlords minimize vacancy losses while empowering renters to Get Ready and Stay ReadyTM to lease or buy. His primary goal is to raise funds and use the investment along with his leadership and management experience to put together a winning team to take Good Tenants Services, Inc. to the next level of success.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jessie Hunter

Securities:	2,470,000
Class:	Common Stock
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Company Description – Good Tenants Services, Inc. / GoodTenants.com Good Tenants Services, Inc., operating as GoodTenants.com ("Good Tenants" or the "Company"), is an innovative real estate technology company dedicated to transforming the rental market by bridging the gap between tenants and landlords. Our mission is to create a seamless, transparent, and efficient rental experience by equipping tenants with the tools, knowledge, and resources they need to succeed in their housing objectives faster and for less in today's competitive housing market. We empower renters through tenant education, pre-screening services, digital tenant profiles, and direct landlord connections, while also providing landlords with a pool of highly qualified, pre-screened tenants who are ready to lease. GoodTenants.com is designed to streamline the rental process and minimize friction for both tenants and landlords by leveraging technology to facilitate smarter rental decisions. One innovation is that our platform is where tenants can secure a new lease months before giving notice to their current landlord, reducing stress and eliminating last-minute housing uncertainty. Company Objectives: Good Tenants was founded to address critical challenges in the rental market, including high rental application costs, and inefficient tenant screening processes. Our primary objectives include: Plan for Achieving Objectives: To accomplish our goals, Good Tenants is focused on strategic platform development, targeted user acquisition, and business partnerships in the real estate and property management sectors. Our growth strategy includes: • Technology Development – Continue enhancing the GoodTenants.com platform with improved tenant screening tools, AI-driven rental matching, and integrations with major property management systems. • Market Expansion – Scale nationwide by launching targeted digital marketing campaigns, strategic partnerships with real estate professionals, and onboarding landlords and property managers. • Education & Advocacy – Expand our tenant learning center, offering courses, guides, and coaching programs to help renters navigate market challenges. • Membership Growth – Implement a freemium model, providing basic membership for free while offering premium, value-added services for those who need additional support. Monetization Strategy: Good Tenants operates on a Free + Upgrade business model, generating revenue through multiple streams: Company Background & Leadership: Good Tenants was founded by Jessie Hunter, an experienced real estate broker, former U.S. Marine Corps officer, and business leader with over 16 years in home leasing, tenant screening, and property management. With a deep understanding of the challenges tenants face, Jessie created GoodTenants.com to revolutionize the rental process and bring fairness, efficiency, and transparency to the market. Jessie has built a website, engaged users to try it, is now ready to raise outside capital. Consequently, he formed the Company and registered it in the State of California on April 23, 2025. The Good Tenants team includes real estate professionals, technology developers, and tenant advocates, all dedicated to improving the rental experience. The platform is built on cutting-edge real estate technology, incorporating automated tenant screening, coming soon AI-driven rental matchmaking, and secure data storage to ensure a seamless experience for all users. Conclusion: Good Tenants aims to disrupt the rental industry by providing tenants with the resources they need to succeed while helping landlords find pre-qualified, trustworthy tenants faster than ever before. Through technology, education, and strategic partnerships, we are committed to making renting a home more accessible, affordable, and efficient for everyone involved. With an innovative business model, a strong leadership team, and a clear growth strategy, the Company is positioned for long-term success in the evolving real estate landscape. As we expand, we invite investors to join us in reshaping the future of renting, ensuring that good tenants always have access to great homes.

Good Tenants Services currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

7. **Material factors that make an investment in Good Tenants Services, Inc. speculative or risky:**

    1. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    2. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
    3. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.
    4. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    5. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.
    6. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and

rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

7. Growth risk: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Good Tenants Services, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Funds will be used to recruit and pay salary of senior management team, including the founder - Jessie Hunter. For site refinement and feature development. For Good Tenants Learning Community portal, courses and other related features. For advertising and marketing scaled for nationwide growth. For support staff salaries and benefits. For legal document generation, review and retainer. For general and administrative purposes.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$60,515
Compensation for managers	$0	$200,000
Operational Expenses	$5,000	$150,000
Site and App Development	$0	$100,000
Community Development	$0	$35,000
Advertising and Marketing	$4,510	$150,000
Support Staff Salary and Benfits	$0	$325,000
Legal Fees	$0	$50,000
General and Administrative	$0	$164,485
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Good Tenants Services, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	24,700,000	2,470,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Option Plan	No options have been granted as of the date of the offering.	3,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible note is subject to conversion into equity under certain circumstances. If it converts, your shares will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all securities sold in this offering. However, any transfers of our securities will still be subject to compliance with applicable securities laws.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

  ▪ **additional issuances of securities,**

  ▪ **issuer repurchases of securities,**

  ▪ **a sale of the issuer or of assets of the issuer or**

  ▪ **transactions with related parties?**

The issuance of additional shares of our Common Stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Common Stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Common Stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our Common Stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Founder
Amount Outstanding:	$140,700
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company issued a convertible note payable in the amount of $140,700 to reimburse development and other costs incurred by the founder. The related software development costs totaling approximately $51,000 will be capitalized as an intangible asset. The note will be convertible into the Company's equity upon an equity financing event in excess of $250,000.

25. **What other exempt offerings has Good Tenants Services, Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Jesse Hunter	CEO, Founder	Convertible Note	$140,700

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company was incorporated as a corporation on April 23, 2025 under the laws of California. The Company is established to formalize and support the development of an online platform, GoodTenants.com, which is currently in the development phase. The platform is designed as a secured, web-based platform that features a directory of pre-screened tenants, accessible exclusively to verified landlords and real estate professionals. The Company has been fully funded through bootstrap financing by its founder, Jessie Hunter. On May 30, 2025, the Company entered into a combined convertible note and stock purchase agreement with its founder, Jessie Hunter. Under this agreement, the founder contributed development work consisting of an unfinished and unlaunched website created prior to the Company's incorporation. In consideration for these contributions, the Company issued a convertible note payable in the amount of $140,700 to reimburse development and other costs incurred by the founder. The related software development costs totaling approximately $51,000 will be capitalized as an intangible asset. The note will be convertible into the Company's equity upon an equity financing event in excess of $250,000. The Company also agreed to issue 10% of its authorized common stock, representing 2,470,000 shares, to the founder in exchange for the transfer of intellectual property associated with the unfinished website. This portion of the contributed software has been valued at nil for financial reporting purposes, with no amount recorded in equity for the share issuance. The Company will assume liability for a vendor loan in the amount of $5,000 from a related party entity. Jessie Hunter has personally invested over $112,750 in direct capital to fund the development of GoodTenants.com. This investment has covered critical aspects of business growth, including: • Web Application Development – Designing and building the GoodTenants.com platform. • Branding & Marketing – Establishing the Good Tenants brand identity and market positioning. • Legal Structuring – Entity formation, compliance, and legal documentation. • Business Operations – Covering essential expenses to keep the business running. In addition to direct financial investments, Jessie Hunter has committed 10.5 months of unpaid labor, dedicating time and expertise to the company's strategic development. Key contributions include: • Business Strategy & Planning – Defining the company's objectives, roadmap, and revenue model. • Industry Networking & Market Validation – Engaging with real estate professionals, landlords, and tenants to ensure product-market fit. • Operational Execution – Managing business operations, refining the platform, and overseeing tenant/landlord engagement. At a conservative valuation of $100 per hour, based on an average of 40 hours per week, this unpaid labor amounts to an additional $182,000 in contributed value. Total Founder Committed Capital: • Cash Investment: $112,750 • Unpaid Time Investment (10.5 months @ $100/hr): $182,000 • Total Founder Commitment: $294,750+ This founders commitment highlights the deep belief in Good Tenants Services, Inc.'s mission and potential for success. We believe The platform has been built with precision, industry insight, and forward-thinking technology to position Good Tenants as an early-mover in the rental market. Next Steps – Scaling Through Investment: With the foundation in place, the Company is now preparing for its next growth phase. This offering presents an opportunity for investors to join us at a pivotal moment, fueling the expansion of our technology, user base, and service offerings. With external funding, we plan to accelerate our market penetration and establish GoodTenants.com as a leading tenant-centric rental platform. We invite investors to join our journey, leveraging our early-mover advantage and the strong demand for an improved rental experience. By supporting Good Tenants Services, Inc., investors could play a key role in reshaping the future of renting, ensuring that qualified, prepared tenants have access to stable housing while landlords benefit from a more efficient and transparent leasing process. We believe the Company is uniquely positioned to dominate an untapped segment of the $500B U.S. rental housing market as the first national "tenant-first" platform focused on pre-screened renters, reusable application packs, and a membership-driven community. With no direct competitor at scale, a clear early-mover advantage, and a multi-revenue model spanning tenant subscriptions, B2B services, screening fees, advertising, and referrals, the company has a realistic near-term path to $3–5M annual recurring revenue.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Good Tenants Services, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following is the transcript of the video shown on the Company's offering page: Hello and welcome. I'm Jessie Hunter, real estate broker, home leasing expert, and founder of what was previously Good Tenants LLC and now Good Tenant Services Incorporated. At Good Tenants, our long-range vision is whether a tenant, landlord, or leasing pro looking to lease their next home, that they all start at goodtenants.com. Thank you very much for your considering an investment in Good Tenants Services, Inc., which from this point on I'll call simply Good Tenants or goodtenants.com. My vision: create the first-of-its-kind online tenants and landlord matching rental platform and tenant learning community. To get started, let's take a few minutes to quickly review the potential value of goodtenants.com as an online real estate platform that matches landlords with pre-screened tenants and as an online tenant education community. First, a quick discussion of the market. Good Tenants is diving headlong into a $500 billion rental transaction market. The market serves the over 35% of U.S. households who rent the home they live in. To profit in this market, our focus is on first-to-market branding and building a niche community. Next, let's look at the value of a branded online real estate platform. One of the Good Tenants objectives is to become a brand name. What does that mean? Effective branding is when you say the name and people know the company you are talking about. Our corporate objective is to make goodtenants.com as familiar a brand name as other current proptech companies such as Zillow.com, Realtor.com, Homes.com, and Apartments.com. Goodtenants.com is designed to be a branded platform in the single-family home rental market, focusing on connecting rental investment property landlords with

pre-screened, reliable tenants. We intend to do that by offering a comprehensive suite of tools for tenant screening, lease management, and payment processing, ensuring a more efficient and streamlined rental experience. This innovative approach will position goodtenants.com as a recognized brand and key player in the evolving property leasing landscape. Though we just incorporated Good Tenants Services Incorporated this spring, the Good Tenants concept and pre-screening of tenants process was established in 2012 and formalized as Good Tenants LLC, a limited liability company in 2020. We developed our first version of goodtenants.com in 2022, and our goal is to secure equity crowdfunding in 2025, setting the stage for future growth. At Good Tenants, we'll be developing a tenant-based niche community focused on enhancing the rental housing ecosystem. So, let's explore: what is a niche online community platform? I like to compare the planned Good Tenants community to the leading business and professional platform, LinkedIn. I often say goodtenants.com is like the LinkedIn of rentals. Here is a quick comparison: the LinkedIn niche: business and professional networking. Good Tenants niche: the rental housing ecosystem. The LinkedIn audience: business professionals, companies, recruiters. Good Tenants audience: tenants, landlords, and home leasing professionals. LinkedIn purpose: professional networking, career development, B2B relationships. Good Tenants purpose: preparing tenants to rent or buy their next home, connecting tenants with landlords, pre-screened tenants with reusable app packs, and tenant financial and real estate–related education. Now, let's look at the number one home leasing problem. Leasing a home is hard. Hard for everyone. Currently, leasing a home is a labor-intensive and time-consuming process for all tenants, landlords, and leasing professionals. Take landlords and leasing agents, for example. When they have a home ready to rent, they post the listing, answer calls, pre-screen conversations, schedule showings, collect applications, review them, decide, draw a lease. And for tenants, it is even worse. They search, request showings, hope for a response, see and hope they like it, decide, apply, hope to get approved, and if not, start all over—often paying multiple application fees of an average of $50 per person for each rental they apply for. Well, Good Tenants flips that inefficient and frustrating old-school process. Let me show you how. We start with what we call pre-screened, ready-renters. These are tenants who have been pre-screened with complete application packages. By complete, we mean everything a landlord or leasing pro needs to approve the tenant for their rental listing. This includes not only the traditional tenant screening items, such as rental application, tenant credit report, eviction and background check, but also income verifications and documents such as pay and bank statements, rental history verifications, identifications, and more. We then place these pre-screened tenants into the goodtenants.com tenant directory, where verified landlords and agents search, invite, approve, and lease—all in one place. Saves all time and money. And I've spent the last few years actually building the site to do just that. Goodtenants.com. Here is a quick demo of the online app. Introducing goodtenants.com. The better way to lease a home. Welcome to our website demo. Goodtenants.com is where tenants, landlords, and realtors can start and finish their home leasing journey. A site where pre-screened, ready-to-rent tenants are featured on the website homepage, along with featured, coming-soon, and new, just-listed home rentals—all in one place. Featured tenants are presented in a summary profile. Simply click on the profile and you get more information about the tenants. FYI, tenant pictures are optional. Want to see more tenants? Just click on "View More Tenants," and you're taken to our first-to-market, localized, pre-screened tenants directory. This directory works like traditional property searches, only it locates tenants by city or neighborhood instead of properties. As a landlord or realtor, just start typing the city or address of your rental. Let's try Irvine, California here, and it'll bring up tenants that are looking in this area. Again, some tenants have pictures and some don't. We are very careful to follow all local, state, and federal guidelines. When you click on the summary profile, it blows it up and gives you more detail on the tenants. And if you're a verified property owner or their representative, you can invite the tenants to a showing of your property with just a click of a button. The vision is that, while still on the site, the landlord or their representative will be able to invite the tenant for showings, get approved to review their application package, approve them for a lease, generate the lease, and more. Not shown here in this short demonstration is the goodtenants.com application portals for tenants, landlords, and licensed home leasing professionals. As you can see, Good Tenants will be changing how tenants and property owners lease their next home, streamlining the process for everyone. Wow. Wow. Now that's very exciting. And you have the fortune and opportunity to be part of this Good Tenants home leasing revolution. With the crowdfunding, we will hire an experienced and talented team, complete the web application, build the Good Tenants community site, and launch what I am calling the Good Tenants Revolution. That's a quick overview of the Good Tenants vision, value proposition, and current status. Below you will find more details regarding the problem, the unique solutions we provide, and more. If you decide to be part of the company as a crowdfunding investor, please keep in mind we are thinking big. Again, our long-range Good Tenants vision: whether a tenant, landlord, or leasing pro looking to lease their next home, that they start at goodtenants.com. Be part of this revolutionary opportunity. Get involved now.

The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Incorporation: certificateofincorporation.pdf

        Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

    Financials:

        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://goodtenants.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.